U. S. Securities and Exchange Commission

Dear Sirs/Mesdames:

       Re: Consent of Expert, Alexco Resource Corp.

I, Ronald G. Simpson, do hereby consent to the filing of the written disclosure of the technical report titled “Brewery Creek Gold Project, Yukon Territory, Canada” and dated November 4, 2005 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Annual Information Form for 2006 of Alexco Resource Corp.(the “Company”), as incorporated by reference into the Company’s Registration Statement on Form 40-F, and to the filing of the Technical Report with the United States Securities and Exchange Commission.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Company’s Annual Information Form for 2006 contains any misrepresentation of the information contained in the Technical Report.

I also hereby consent to the use of my name and the name of GeoSim Services Inc. in the Company’s Annual Information Form for 2006, as incorporated by reference in the Company’s Registration Statement on Form 40-F.

/s/ Ronald G. Simpson
Ronald G. Simpson
P.Geo.
Dated: July 25, 2007
Location: Vancouver, BC